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July 21, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos, Esq.
Erin Purnell, Esq.
Andi Carpenter
Anne McConnell
Re:	TGPX Holdings I LLC
Registration Statement on Form S-1
Filed July 6, 2021
File No. 333-257714

Ladies and Gentlemen:

On behalf of TGPX Holdings I LLC, a Delaware limited liability company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 13, 2021, relating to the Company’s above referenced Registration Statement on Form S-1 publicly filed on July 6, 2021 (the “Registration Statement”). We are submitting this letter via EDGAR and have publicly filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, through the Commission’s Accellion/KiteWorks secure file transfer system, copies of this letter, a clean copy of Amendment No. 1 and a copy of Amendment No. 1 marked to show all changes from the Registration Statement publicly filed on July 6, 2021. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

July 21, 2021

Consolidated Financial Statements

1 - Description of Business and Basis of Presentation, page F-7

1.	As noted in your response letter dated June 10, 2021, please disclose the terms of the vesting and conversion of the Class B incentive units and the associated accounting implications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-41 of Amendment No. 1 to discuss the conversion of its Class B incentive units and the associated accounting implications.

12 - Subsequent Events, page F-40

2.

We note your response to prior comment 3. Please provide any disclosures required by ASC 805-10-50-4, 805-20-50-3 and 805-30-50-3. In addition, please demonstrate to us how you determined that historical and pro forma financial statements are not required by Rule 3-05 and Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the required disclosures and has revised the disclosure on page F-40 of Amendment No. 1 accordingly.

The Company also respectfully acknowledges the Staff’s comment and has summarized its consideration of the requirements of Rule 3-05 of Regulation S-X below. In addition, the Company respectfully advises the Staff that because it has publicly filed its Registration Statement in 2021, the Company’s analysis of its historical business combinations reflects the application of Securities and Exchange Commission Release No. 33-10786 (Amendments to Financial Disclosures about Acquired and Disposed Businesses). According to Release No. 33-10786, for initial registration statements filed on or after the mandatory compliance date (December 31, 2020), all probable or consummated acquisitions and dispositions, including those consummated prior to the mandatory compliance date, must be evaluated for significance using the final amendments.

Individual Significance

The Company performed its evaluation of the significance of its completed acquisition of Apption Labs Limited (“Apption”) in accordance with the final amendments pursuant to Release No. 33-10786.

•

Denominator of the tests: The Company used its total assets as of December 31, 2020 (the year of the most recent audited financial statements included in the Registration Statement) and its revenue and income before income taxes for the year ended December 31, 2020 as the denominator in the respective significant tests (namely (i) the asset test, (ii) the investment test and (iii) the revenue and income components of the income test).

•

Numerator of the tests: The Company used Apption’s total assets as of December 31, 2020 (the most recent audited financial statements which were prepared in U.S. dollars in accordance with United Kingdom Generally Accepted Accounting Practice) and its revenue and income before income taxes for the year ended December 31, 2020 and the Company’s purchase consideration in accordance with U.S. generally accepted accounting principles as the numerator in the respective significance tests (namely (i) the asset test, (ii) the investment test and (iii) the revenue and income components of the income test).

July 21, 2021

The Company respectfully advises the Staff that its acquisition of Apption did not individually meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as neither the asset or investment test nor both prongs of the income test exceeded the 20% significance threshold as noted in the table below. The Company notes that in regards to the income test, as both the Company and Apption had material annual revenue in the two most recently completed fiscal years, the revenue component of the income test is applicable to the evaluation of significance. Consequently, income averaging was also not applicable to the income component of the income test. As the revenue component of the income test did not exceed the 20% threshold, Apption was not considered to be a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X.

Significance Test	Significance Threshold
Asset Test:	2.6%
Investment Test:	10.11%
Income Test:
Income Component	35.7%
Revenue Component	7.89%

Aggregate Significance

The Company respectfully advises the Staff that, as discussed above in connection with its analysis of individual significance, the Company’s Registration Statement includes audited historical financial statements of the Company as December 31, 2020 and 2019 and for each of the years then ended. Accordingly, as it relates to its evaluation of aggregate significance as required by Rule 3-05(b)(2)(iv), the Company’s analysis will be limited to acquisitions consummated after December 31, 2020 (the date of the most recent audited balance sheet expected to be filed for the registrant at the time of effectiveness). The Company does not currently expect to be required to provide historical or pro forma financial information pursuant to Rule 3-05(b)(2)(iv); however, the Company will refresh its analysis and update its Registration Statement, if required, accordingly through the effective date of the Registration Statement.

Finally, the Company respectfully advises the Staff that the Company has evaluated the requirements of Article 11 of Regulation S-X and concluded that it does not meet any of the conditions of Rule 11-01(a) and, accordingly, pro forma financial information pursuant to Article 11 of Regulation S-X is not required.

* * *

July 21, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-4520 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,
/s/ Stelios G. Saffos
Stelios G. Saffos of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jeremy Andrus, Chief Executive Officer, TGPX Holdings I LLC

Thomas Burton, General Counsel, TGPX Holdings I LLC

B. Shayne Kennedy, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP

Meredith L. Mackey, Fried, Frank, Harris, Shriver & Jacobson LLP